As filed with the Securities and Exchange Commission on September 16, 2026
Registration No. 333-280368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 28
to
Form S-11
For Registration Under the Securities Act of 1933
of Securities of Certain Real Estate Companies

NUVEEN GLOBAL CITIES REIT, INC.
(Exact Name of Registrant as Specified in its Governing Instruments)

730 Third Avenue, 3rd Floor
New York, NY 10017
(212) 490-9000
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Michael J.L. Sales
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017
(212) 490-9000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Jason W. Goode Katherine Q. Morrow Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-280368
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE
This Post-Effective Amendment No. 28 to the Registration Statement on Form S-11 (No. 333-280368) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits
(b) Exhibits.

10.1*
Amended and Restated DST Dealer Manager Agreement, dated September 2, 2026, by and among Nuveen Real Estate Exchange LLC, Nuveen Securities, LLC, Nuveen Global Cities REIT OP, LP and Nuveen Global Cities REIT, Inc.

23.1*	Consent of Independent Valuation Advisor.

*Filed herewith.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, in the State of North Carolina, on September 16, 2026.

Nuveen Global Cities REIT, Inc.

By:	/s/ Robert J. Redican
Robert J. Redican
Chief Financial Officer and Treasurer
Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date
*
Michael J.L. Sales	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 16, 2026
/s/ Robert J. Redican
Robert J. Redican	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	September 16, 2026
*
John L. MacCarthy	Director	September 16, 2026
*
Donna Brandin	Director	September 16, 2026
*
John R. Chandler	Director	September 16, 2026
*
Steven R. Hash	Director	September 16, 2026
*
Robert E. Parsons, Jr.	Director	September 16, 2026

*By:	/s/ Robert J. Redican	Attorney-in-Fact	September 16, 2026
Robert J. Redican